Mail Stop 3561
                                                              September 6, 2018

Dr. Julian Adams
Chief Executive Officer
Gamida Cell Ltd.
5 Nahum Heftsadie Street
Givaat Shaul, Jerusalem 91340
Israel

       Re:    Gamida Cell Ltd.
              Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 24, 2018
              CIK No. 0001600847

Dear Dr. Adams:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 17, 2018 letter.

Exhibits

1.     We note that Section 2.1(b) of the Investors' Rights Agreement filed as
Exhibit 10.7
       affords shelf registration rights to "[h]olders of at least 25 percent (25%) of the
       Registrable Securities." By contrast, the disclosure on page 143 of your prospectus states that these rights are held by "holders of a majority of the registrable securities under the Investors' Rights Agreement." Please advise or revise.
 Dr. Julian Adams
Gamida Cell Ltd.
September 6, 2018
Page 2

        You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Donna Di
Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Mara L. Ransom

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products